Exhibit (d)(5)

THIRD AMENDING AGREEMENT

THIS THIRD AMENDING AGREEMENT is made as of August 9, 2021,

BETWEEN:	11172239 CANADA INC., a corporation incorporated under the federal laws of Canada;

(the “Purchaser”)

AND:	G. LAMONDE INVESTISSEMENTS FINANCIERS INC., a corporation incorporated under the laws of the province of Quebec;

(the “Purchaser Parent”)

AND:	EXFO INC., a corporation incorporated under the federal laws of Canada;

(the “Corporation”).

WHEREAS the Purchaser, the Purchaser Parent and the Corporation entered into an arrangement agreement dated June 7, 2021, as amended by an Amending Agreement dated as of July 6, 2021 and as further amended by a Second Amending Agreement dated as of July 12, 2021 (the “Arrangement Agreement”), pursuant to which, among other things, the Purchaser has agreed, subject to the satisfaction or waiver of the closing conditions set out therein, to acquire all of the issued and outstanding subordinate voting shares of the Corporation (the “Subordinate Voting Shares”) other than those Subordinate Voting Shares owned or beneficially controlled by the Purchaser, the Rolling Shareholder (assuming an agreement is reached between the Purchaser or any of its affiliates and the Rolling Shareholder prior to the filing of the Articles of Arrangement such that the Rolling Shareholder will, effective upon Closing, become a shareholder of the Purchaser) or any of their affiliates;

AND WHEREAS the Parties wish to further amend the Arrangement Agreement as set forth herein;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

1.	Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Arrangement Agreement.

2.	The Parties agree to amend the definition of “Consideration” in Section 1.1 of the Arrangement Agreement by deleting “$6.00” and replacing such amount by “$6.25”.

3.
The Parties agree to amend the definition of “Consideration” in Section 1.1 of the Plan of Arrangement attached as Schedule A to the Arrangement Agreement by deleting “$6.00” and replacing such amount by “$6.25”.

4.
The Parties agree to amend Section (10) of Schedule D “Representations and Warranties of the Purchaser” to the Arrangement Agreement by deleting the last sentence of such Section in its entirety and replacing it with the following:

Assuming the Debt Financing is funded in accordance with the Debt Commitment Letters, the accuracy of the representations and warranties set forth in Schedule C to the extent necessary to satisfy the condition in Section 6.2(1) and performance by the Corporation of its obligations under this Agreement, the net proceeds of the Debt Financing, as well as the Purchaser’s available funds (or funds which will be made available to the Purchaser by one or more of its controlled affiliates prior to Closing), will in the aggregate be sufficient for the Purchaser to pay the aggregate Consideration to be paid pursuant to the Arrangement to the SVS Shareholders (other than the holders of the Excluded Shares), all related fees and expenses on the Effective Date and any other amount to be paid by the Purchaser under this Agreement in connection with the consummation of the transaction contemplated by this Agreement and the Plan of Arrangement.

5.
The Purchaser Parent acknowledges and confirms that (i) the Consideration is hereby increased to $6.25 and (ii) that the guarantee provided by it pursuant to Section 8.10 of the Arrangement Agreement (a) applies to such increased Consideration and the Arrangement Agreement (as amended) and (b) remains in full force and effect.

6.
Except for the foregoing amendments, the Parties acknowledge and confirm that the Arrangement Agreement shall remain in full force and effect, unamended, and, upon the execution of this Third Amending Agreement, the Arrangement Agreement and this Third Amending Agreement shall be deemed to constitute the entire Arrangement Agreement.

7.	In the event of any inconsistency between the terms of this Third Amending Agreement and the terms of the Arrangement Agreement, the provisions of this Third Amending Agreement shall prevail.

8.
This Third Amending Agreement becomes effective only when executed by the Corporation, the Purchaser and the Purchaser Parent. After that time, it will be binding upon and enure to the benefit of the Corporation, the Purchaser, the Purchaser Parent and their respective successors and permitted assigns.

9.
Neither this Third Amending Agreement nor any of the rights or obligations under this Third Amending Agreement are assignable or transferable by any Party without the prior written consent of the other Parties, except that the Purchaser may assign all or any portion of its rights and obligations under this Third Amending Agreement to any of its affiliates, but none of any such assignments shall (i) relieve the Purchaser of its obligations hereunder, (ii) impair, delay or prevent the satisfaction of any other conditions set forth in this Third Amending Agreement, or (iii) impair, delay or prevent the consummation of the transactions contemplated by the Arrangement Agreement.

10.
If any provision of this Third Amending Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Third Amending Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Third Amending Agreement so as to effect the original intent of the Parties.

11.	This Third Amending Agreement will be governed by, interpreted and enforced in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein.

12.
Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Québec courts situated in the City of Montreal and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

13.
The Parties expressly acknowledge that they have requested that this Third Amending Agreement be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente soit rédigé en anglais seulement.

14.
This Third Amending Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Third Amending Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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IN WITNESS WHEREOF the Parties have executed this Third Amending Agreement.

11172239 CANADA INC.

Per:	(s) Germain Lamonde
Name: Germain Lamonde
Title: President

EXFO INC.

Per:	(s) Benoit Ringuette
Name: Benoit Ringuette
Title: General Counsel and Corporate Secretary

Per:	(s) Pierre Plamondon
Name: Pierre Plamondon
Title: Chief Financial Officer

G. LAMONDE INVESTISSEMENTS FINANCIERS INC.

Per:	(s) Germain Lamonde
Name: Germain Lamonde
Title: President